SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Elanco Animal Health Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

28414H 103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28414H 103		13G

1	Names of Reporting Persons Eli Lilly and Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 293,290,000 (See Item 4)

	6	Shared Voting Power 0 (See Item 4)

	7	Sole Dispositive Power 293,290,000 (See Item 4)

	8	Shared Dispositive Power 0 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 293,290,000 (See Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 80.2% (See Item 4)

12	Type of Reporting Person CO; HC

Item 1(a).	Name of Issuer: Elanco Animal Health Incorporated (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: c/o/ Elanco, 2500 Innovation Way, Greenfield IN, 46140

Item 2(a).	Name of Person Filing: Eli Lilly and Company (“Lilly” or the “Reporting Person”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office of Lilly is located at Lilly Corporate Center, Indianapolis IN, 46285.
Item 2(c).	Citizenship: Lilly is an Indiana corporation.
Item 2(d).	Title and Class of Securities: Common Stock, no par value, of the Issuer (the “Common Stock”)
Item 2(e).	CUSIP Number: 28414H 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 on the cover page is incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Eli Lilly and Company

By:	/s/ Bronwen Mantlo
	Name:	Bronwen Mantlo
	Title:	Vice President, Deputy General Counsel and Corporate Secretary